Company Takeover Panel
                  TIDM TTP
                  Headline Oxford Glycosciences
                  Released 10:04 9 Apr 2003
                  Number 8092J






2003/10


Offers by

Celltech Group plc ("Celltech")

AND

Cambridge AntiBody TechnologY GROUP plc ("Cambridge")

FOR

Oxford Glycosciences plc  ("Oxford")

Rule 31.9 of the Code requires that the board of an offeree company should not, except with the consent of the Panel, announce trading results after the 39th day following the posting of the offer document. Normally, therefore, the last day for publication by Oxford of trading results in the context of the competing offers for it by Celltech and Cambridge would have been today, Wednesday 9 April. However, Rule
31.9 also provides that where it is not practicable to make such an announcement before Day 39, the Panel will normally grant its consent to a later announcement and will normally be prepared to grant an extension to the other key dates in the offer timetable.

In response to a request by Oxford, the Panel Executive has consented to the release of Oxford's preliminary results for the year ended 31 December 2002 after Day 39 and Oxford announced earlier today that those results would be released on or about 29 April. The Panel Executive has ruled that each of Celltech and Cambridge will be entitled to a further 7 days in which to revise its offer and, as a result, Day 46 (the last day for posting a revised offer) for the competing offers for Oxford by Celltech and Cambridge will be 7 days after the release of Oxford's trading results (i.e. on or about Tuesday 6 May).9 April 2003

END